PE 1/10/2014

14005730

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 10 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Act: 1934
Section:
Rule: 14a-8 (OD?)
Public
Availability: 3-10-14

Frances S. Chang
PG&E Corporation
corporatesecretary@pge.com

Re: PG&E Corporation
Incoming letter dated January 10, 2014

Dear Ms. Chang

This is in response to your letter dated January 10, 2014 concerning the shareholder proposal submitted to PG&E by Peter B. Kaiser. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Peter B. Kaiser
kaiserdom@redshift.com

March 10, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 10, 2014

The proposal directs the company to "make a proposal for submission and requesting approval to the CPUC for revising the current smart meter policy to allow no initial fees for opting out and no fees for reading opt out meters, with any fees already paid returned to the customer" and "allow any customer to read their own meter free of charge" and "install an analog meter to anyone who wants one free of charge and require any new smart meter installations only for those who voluntarily request them in writing."

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(7), as relating to PG&E's ordinary business operations. In this regard, we note that the proposal relates to the company's choice of technologies for use in its operations. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PG&E relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Pacific Gas and Electric Company

Frances Chang
Attorney
Law Department

77 Beale Street
P. O. Box 7442, Mailcode B30A
San Francisco, CA 94120

415.973.3306
Fax: 415.973.5520
Email: Frances.Chang@pge.com

January 10, 2014

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: PG&E Corporation - Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934 and Request for No-Action Ruling - Proposal from Peter B. Kaiser

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the Exchange Act), to notify the Securities and Exchange Commission (the Commission) of PG&E Corporation's intent to exclude all or portions of a shareholder's proposal (with the supporting statement, the Proposal) from the proxy materials for PG&E Corporation's 2014 Annual Meeting of Shareholders (the 2014 Proxy Materials) for the following reasons:

- Rule 14a-8(i)(1) because the Proposal mandates action, in violation of applicable California state law; and
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to PG&E Corporation's ordinary business operations.

PG&E Corporation also believes that portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9, because they are false and misleading.

The Proposal was submitted by Mr. Peter B. Kaiser (the Proponent) on November 25, 2013. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the Staff) confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes all or portions of the Proposal from its 2014 Proxy Materials as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal (or, if applicable, portions of the Proposal) from its 2014 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2014 Proxy Materials with the Commission.

I. BACKGROUND

A. The Proposal

PG&E Corporation received the Proposal from the Proponent on November 25, 2013. The "resolved" clause reads as follows:

> **Resolved:** to avoid unnecessary future problems with pushing smart meters on customers, PG&E will instead make a proposal for submission and requesting approval to the CPUC for revising the current smart meter policy to allow no initial fees for opting out and no fees for reading opt out meter with any fees already paid returned to the customer and will allow any customer to read their own meter free of charge and will install an analog meter to anyone who wants one free of charge and require any new smart meter installations only for those who voluntarily request them in writing.

The Proposal would require that PG&E Corporation lobby the California Public Utilities Commission (CPUC) for approval of a new policy relating to metering technology.[2] The policy must contain five specific elements:

- No new smart meters will be installed unless the customer submits a written request for a smart meter;
- Customers may request to have an analog meter installed, free of charge;
- Customers who "opt out" of receiving a smart meter will not be charged initial "opt out" fees or ongoing meter reading fees;
- Any "opt out" fees or related meter reading fees that already have been paid will be returned to the customer; and
- Customers will be permitted to read their own meter, free of charge.

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1 Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as otherwise specified in Rule 14a-8(j).

2 As described in more detail in Section I.B, the CPUC requires that PG&E Corporation use "smart meters," but also permits customers to "opt out" of receiving a smart meter (and instead receive an analog meter), subject to certain fees and other conditions.

The supporting statement contains numerous whereas clauses suggesting that:

- It is inappropriate and possibly illegal for PG&E Corporation[3] to force customers to accept and pay for a product or service which they do not want to have;
- Customers should not be forced to buy a product which they believe violates their privacy rights and/or causes risks to health and is not in their best interests;
- Cities and counties have taken formal action to oppose smart meters, with many adopting ordinances and prohibiting smart meters or installation and/or infrastructure in their communities;
- Several cities have enacted moratoriums on installation of smart meters, and PG&E Corporation (and its contractors) ignored such moratoriums in violation of local law;
- PG&E Corporation submitted an opt out policy on smart meters with expensive fees to the CPUC, which was approved by the CPUC (specific fees and projections for total fees also are provided); and
- Unnecessary lawsuits and poor public relations have resulted from forcing smart meters on customers who do not want them.

The Proposal also quotes directly from a report entitled "Analysis: Smart Meter and Smart Grid Problems - Legislative Proposal Dec. 2012," which is critical of smart meter technology – especially as deployed by PG&E Corporation. The supporting statement contains a link to www.smartmeterharm.org, which in turn links to the cited report. The first webpage notes that the report was authored by "activist Nina Beety."

The Staff previously agreed that PG&E Corporation could omit a nearly identical proposal that was submitted by Mr. Kaiser for inclusion in the 2013 proxy materials. *See* No-Action Letter (NAL) for *PG&E Corporation* (avail. Feb. 25, 2013). That proposal contained the same five specific program elements as the current Proposal, but was excluded pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6), consistent with the NAL referenced above. The Proponent has since addressed the issue noted in the Feb. 25, 2013 NAL, but PG&E Corporation believes there are additional grounds for exclusion.

A copy of the Proposal and all related correspondence is included in Exhibit A.

B. Utility Business

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[3] PG&E Corporation's subsidiary, Pacific Gas and Electric Company (the Utility), is directly responsible for providing utility services to customers and implements the smart meter program.

PG&E Corporation's primary subsidiary, Pacific Gas and Electric Company (the Utility), is a public utility operating in northern and central California. The Utility provides electricity and natural gas distribution, electricity generation, procurement and transmission, and natural gas procurement, transportation and storage services to approximately 5.2 million electricity distribution customers and approximately 4.4 million natural gas distribution customers.[4]

As a public utility, the Utility's activities are subject to direct and continuing regulation by the CPUC, whose requirements are reflected in a network of laws, regulations, orders, and administrative decisions, as well as ongoing regulatory supervision and oversight from the CPUC and CPUC staff. The CPUC's scope of jurisdiction is broad: it regulates the rates, terms, and conditions of the Utility's services, including the fees that the Utility charges to customers and various operational standards and technologies that apply to the Utility's delivery of service.

As discussed more fully below, the Utility's business of providing the full range of utility services is extremely complicated and requires that management's day-to-day decisions reflect knowledge of applicable costs, operational challenges, staffing resources, business climate and projections, and the applicable regulatory and legal requirements imposed by the CPUC. These different factors are intertwined, both operationally and financially; decisions in one area can affect services and revenues from another area.

Accurate, reliable metering is essential for the Utility to fulfill its fundamental public utility obligation to serve under California law. The Utility's delivery of utility services includes tasks that rely on accurate information from its customers' meters, such as (1) metering and billing the natural gas and electric energy delivered to customers, (2) helping customers find a rate structure that matches their needs and gas or electric energy usage profile, (3) providing opportunities for customers to increase energy efficiency, and (4) providing financial support to those who implement new technologies or who otherwise qualify for financial assistance with utility bills, etc.

In particular, the CPUC has mandated the use of new, digital smart meters and related fees. These smart meters collect electrical and natural gas billing and usage data and then periodically transmit the data wirelessly and electronically to the Utility. Smart meters enable the Utility to fulfill its public utility obligations in a timely, accurate, and cost-effective manner. They also enable customers to see data regarding their energy usage, and then make informed decisions regarding ways to increase their energy efficiency, reduce their rates, or otherwise optimize their utility billing and services. CPUC policy also permits customers to affirmatively "opt out" of receiving a smart meter (and instead receive an analog meter), subject to certain fees and other conditions.

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[4] See the Utility's Annual Report on Form 10-K for the year ended Dec. 31, 2012.

II. REASONS FOR EXCLUSION

A. Rule 14a-8(i)(1)

PG&E Corporation may exclude the Proposal under Rule 14a-8(i)(1) because it mandates board action in violation of state law, as opposed to requesting or recommending an action. As previously noted, PG&E Corporation is a California corporation; the Utility also is incorporated in California. Under the California Corporations Code, the power to manage the affairs of the corporation lies with the board of directors, not the shareholders. Cal. Corp. Code § 300(a) (Deerings 2009).

Under Rule 14a-8(i)(1) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) states that proposals cast as recommendations or requests are typically proper under state law, but that mandatory proposals that would be binding on a company if approved by shareholders may not be considered proper under state law. In several instances, the Staff has found shareholder proposals excludable where the proposal used mandatory language that required an issuer to take action in a manner inconsistent with California state law.[5]

The Proposal mandates that PG&E Corporation (through its California subsidiary, the Utility) make certain filings with the CPUC regarding the smart meter opt out policy. If adopted, the Proposal would force PG&E Corporation to take certain actions; the binding nature of the Proposal would thus require PG&E Corporation's board of directors to perform in a manner inconsistent with Section 300(a) of the California Corporation Code, which vests the power to manage the affairs of the corporation with the board of directors, not the shareholders. Therefore, the Proposal may be excluded under Rule 14a-8(i)(1), consistent with recent positions taken in NALs.

B. Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations."

> The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples include the management of

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[5] *See, e.g.* NALs for *PG&E Corporation* (avail. March 7, 2008); *Farmer Bros. Co.* (avail. Nov. 28, 2003).

> the workplace, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise social policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Examples include proposals that involve intricate detail or establish specific time-frames for response.

As described more fully below, PG&E Corporation believes that the Proposal satisfies all prongs of this "ordinary business" exclusion.

1. The Subject Matter of the Proposal Concerns Tasks Fundamental to Management's Ability to Run the Company on a Day-to-Day Basis.

The Proposal implicates <u>numerous</u> subject matter areas, each of which the Staff has historically deemed to relate to management's day-to-day decisions, and thus provide a basis for exclusion under Rule 14a-8(i)(7).

Specific individual subject matter areas are discussed below.

- *<u>Lobbying</u>*. The proposal directs PG&E Corporation to lobby the CPUC for a specific, detailed policy regarding customer meter technology. In the past, the Staff has agreed that companies may exclude proposals relating to company lobbying for specific issues (as opposed to general political activities).[6] For a regulated company such as the Utility, interactions with the CPUC impact nearly all aspect of operations, and lobbying is a day-to-day business concern.

- *<u>Choice of Technology</u>*. As previously noted, smart meter technology enables the Utility to deliver services in timely, accurate, and cost-effective manner. The Proposal seeks to require that the Utility switch to analog meters as its default

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6 *See, e.g.*, NALs for *Bristol-Myers Squibb Company* (avail. Jan. 29, 2013) (lobbying proposal related to a specific law and the company's membership in a professional association); *Duke Energy Corporation* (avail. Feb. 24, 2012) (lobbying proposal related to lobbying activities associated with global warming); and *PepsiCo, Inc.* (avail. Mar. 3, 2011) (proposal to related to cap and trade legislation lobbying activities).

metering technology. In the past, the Staff has agreed that companies may exclude proposals that address the technologies used in operations.[7]

- _Fees, Income, Customer Fees, and Revenue Management_. The Proposal sets forth specific instances in which the Utility may or may not charge for certain meter-related services. As previously noted, the CPUC determines how much the Utility may charge its customers, taking into account the entire rate and fee structure applicable to Utility services, so decisions relating to fees can impact other financial decisions at the Utility. In the past, the Staff has agreed that companies generally may exclude proposals that affect operational decisions relating to fees, budget, and financing.[8]

- _Products and Services Offered by Company_. Installation of smart meters provides customers with real-time data that empowers customers to manage their own energy usage and rates. Also, customers with inaccessible meters no longer need to read those meters themselves or no longer need to grant access to Utility meter readers. If the Proposal were implemented, the Utility no longer could offer these services and benefits to its customers, unless the customer provided a written request for a smart meter. In the past, the Staff has agreed that companies may exclude proposals that concern the products and services that the company offers.[9]

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7 *See, e.g.*, NALs for *First Energy Corp.* (avail. Mar. 8, 2013) (proposal related to energy sources used in the company's core energy businesses); *AT&T, Inc.* (avail. Feb. 13, 2012) (proposal related to the cost, inefficiencies, and regulatory environment applicable to AT&T's decision to use set-top boxes); and *CSX Corporation* (avail. Jan. 24, 2011) (proposal asked company to convert the locomotive fleet so that it would be powered by fuel cells by 2025).

8 *See, e.g.*, NALs for *Equity LifeStyle Properties, Inc.* (avail. Feb. 6, 2013) (proposal regarding rental pricing policies excluded because it related to the setting of prices for products and services); *IEC Electronics Corp.* (avail. Nov. 3, 2011) (proposal requiring company to maintain minimum cash balance on the last day of each quarter, excluded because it related to "the management of cash"); *Exxon Mobile Corporation* (avail. March 3, 2011; reconsideration denied Mar. 21, 2011) (proposal related to U.S. government subsidies and associated reputational risk over prior three years, excluded because it related to "the company's sources of financing"); and *Ford Motor Company* (avail. Jan. 31, 2011) (proposal to provide certain shareholders with replacement automobile equipment at cost, excluded because it related to "setting of prices for products and services").

9 *See, e.g.*, NALs for *Fifth Third Bancorp* (avail. Jan. 28, 2013) (proposal relating to company's direct deposit advance lending policies for customers); *Dominion Resources, Inc.* (avail. Feb. 22, 2011; reconsideration denied Feb. 22, 2011) (proposal that company offer customers the option of directly purchasing electricity generated from 100% renewable resources by 2012); *Pepco Holdings, Inc.* (avail. Feb. 18, 2011) (proposal that company pursue solar market to increase earnings and profits and report to shareholders regarding business opportunities for solar power); and *Dominion Resources, Inc.* (avail. Feb. 3, 2011) (proposal to provide customers with financing for installation of rooftop solar or wind power).

Day-to-day decisions in these subject matter areas, whether taken individually or together, cannot as a practical matter be subject to direct shareholder oversight.

2. The Proposal does not Focus on a "Significant Social Policy Issue" as Defined by the Staff.

PG&E Corporation has found no instance in which the Staff has determined that the Proposal's general thrust – deployment of technology in utility services – whether or not "smart meters" – is a "sufficiently significant social policy issue" that may override other elements of the ordinary business exclusion. In fact, we have found no other NALs discussing metering process, costs, or technology, let alone any NALs relating to utility metering generally, or smart meters specifically.

PG&E Corporation recognizes that one of the Proposal's "Whereas" clauses includes the word "health." The Staff has in the past deemed that "environmental and public health" concerns can raise "significant social policy issues" for purposes of Rule 14a-8(i)(7). However, the Proposal does not focus on public health. The Proposal specifically requests that PG&E Corporation take actions relating to metering and, more specifically, the related costs to customers. The Proposal's details pertain to the operational minutia of how individuals can get analog meters for free, as opposed to reflecting a broader concern with public health.

Even if the Staff were to determine that the Proposal focuses on a "significant social policy issue," the Proposal still would be excludable because it otherwise intrudes upon the day-to-day tasks of management (*see* discussion above in Section II.B.1) and seeks to micro-manage the company (*see* discussion below in Section II.B.3). In the past, the Staff has agreed that companies may exclude proposals that focus on a significant social policy issue but nevertheless intruded too deeply into aspects of the day-to-day management of the company.[10]

3. The Proposal Inappropriate Probes into Intricate Details Regarding the Provision of Utility Services and Attempts to Micro-manage PG&E Corporation.

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[10] *See, e.g.,*NALs for *PetSmart, Inc.* (avail. Mar. 24, 2011) (proposal requested that suppliers certify they had not violated certain acts or laws relating to animal cruelty, and the Staff permitted exclusion because, although the humane treatment of animals is a significant social policy issue, the Staff noted that the scope of the laws covered by the proposal is fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping); and *JP Morgan Chase & Co.* (avail. Mar. 12, 2010) (proposal requested policy barring future financing of companies engaged in a particular practice that impacted the environment, and the Staff permitted exclusion because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

The Utility's business of providing the full range of utility services is extremely complicated and requires that management's decisions reflect knowledge of applicable costs, operational challenges, staffing resources, business climate and projections, and the applicable regulatory and legal requirements imposed by the CPUC.

As noted earlier, the Proposal provides detailed direction to PG&E Corporation regarding (1) the content of presentations and requests to make to the CPUC; (2) the type of metering that would be provided to customers; (3) how a customer may select an alternate type of meter, and (4) the fee structure that would apply to individuals who elected to receive an analog meter rather than a smart meter (including (a) removing any initial fees for customers who opt out of smart meter installation and instead request an analog meter, (b) removing fees for the Utility to read "opt out" analog meters, (c) not charging fees for customers to read their own "opt out" meter, (d) removing fees for reinstalling analog meters to replace existing smart meters, and (e) repaying any "opt out" fees that customers have already paid).

Decisions regarding lobbying and what to request from a regulated entity's governing commission cannot be made in a vacuum, without knowledge of the content of the company's other submissions, the relationship between the company and the commission, and the overall multi-year regulatory schedule and plan for filings, which also would reflect confidential business plan information. In addition, decisions regarding meter selection, and the specific pricing that accompanies meter usage, require consideration of a multitude of business and regulatory issues and cannot be made in isolation. For example, as noted earlier, the Utility has millions of customers. If significant numbers of customers switched from current smart meter technology to analog meters, then the Utility would be required to hire and/or train an unspecified number of individuals to regularly read some – but not all – of the millions of customer meters located throughout the Utility's 70,000 square mile service area. The changes in employee training and compensation costs, and the costs of obtaining and installing replacement analog meters, would in turn affect the Utility's projected operational costs, which projections are considered by the CPUC every three years when it establishes the Utility's service rates. Shareholders do not have the breadth and depth of knowledge required to make informed decisions regarding lobbying and meter selection and related fees. The Proposal attempts to inappropriately micro-manage PG&E Corporation and can be excluded on those grounds.[11]

In summary, the Proposal's terms attempt to inappropriately place difficult operational decisions in the hands of shareholders, who cannot, as a practical matter, oversee such matters effectively. The Proposal's details also probe too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. For these reasons, PG&E Corporation believes that the Proposal

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11 In the past the Staff has permitted exclusion of other Rule 14a-8 proposals that sought to similarly micro-manage the company. *See, e.g.,* NALs for *Ford Motor Company* (avail. Jan. 31, 2011) (proposal sought to micro-manage company by establishing specific pricing for spare tire mounting hardware that was provided to purchasers of new cars).

pertains to ordinary business matters relating to the company's lobbying strategies and activities, and offerings of products and services, the pricing and technology decisions relating to those products and services, and general operations, and attempts to micro-manage the company. Further, PG&E Corporation does not believe that the Proposal focuses on a significant social policy issue as defined by the Staff.

PG&E Corporation believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7) and that this position is supported by the Staff's prior decisions, as reflected in the above cited NALs.

C. Rule 14a-8(i)(3) and Rule 14a-9

Under SEC Rule 14a-8(i)(3), a company may exclude all or portions of a proposal and supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes portions of proposals or supporting statements that are impermissibly false or misleading pursuant to SEC Rule 14a-9. Staff Legal Bulletin No. 14B (Sep. 15, 2004) clarifies the Staff's views on the application of Rule 14a-8(i)(3) and Rule 14a-9, and specifically states that exclusion of all or a portion of a supporting statement may be appropriate where (a) a company demonstrates objectively that a factual statement is materially false or misleading or (b) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

PG&E Corporation believes that each of the following statements is materially false or misleading to shareholders who are considering the Proposal. We also provide recommendations regarding how to address each issue.

- *STATEMENT: "Whereas, over 55 cities and counties by Dec 2012 have taken formal action to oppose smart meters with 14 cities and counties adopting ordinances prohibiting smart meters or installation and/or infrastructure in their communities; some cities enacted moratoriums on the installation of smart meters within their city limits which were ignored by PG&E and its installing contractor Wellington Energy violating the local law when PG&E should want to be known as a follower and support of the rule of law especially local law."*

  This statement falsely states that the Utility and Wellington violated local laws that related to smart meter moratoriums.

  The CPUC is the agency designated by the California Constitution with exclusive and comprehensive authority to regulate the rates, terms and services of public utilities. The Utility is a public gas and electric utility operating in Northern California. The Utility is subject to the jurisdiction of the CPUC. The Utility has been required by the CPUC to deploy advanced metering infrastructure to serve the Utility's public utility retail electric and natural gas customers. Among other things, the Utility must replace customers' existing analog electric and gas meters with new digital "smart meters" that collect electrical and natural gas billing and usage data and then periodically transmit the data wirelessly and electronically to the Utility.

The CPUC orders do not permit a local government or community the right to "opt out" of installation of "smart meters" for public utility service to its residents and consequently those moratoriums are preempted by the CPUC regulations and are unenforceable against the Utility.

PG&E Corporation recommends that the paragraph be amended as follows:

> *STATEMENT: "Whereas, over 55 cities and counties by Dec 2012 have taken formal action to oppose smart meters with 14 cities and counties adopting ordinances prohibiting smart meters or installation and/or infrastructure in their communities; some cities enacted moratoriums on the installation of smart meters within their city limits ~~which were ignored by PG&E and its installing contractor Wellington Energy violating the local law when PG&E should want to be known as a follower and support of the rule of law especially local law~~."*

- *STATEMENT: "Whereas PG&E submitted an opt out policy on smart meters with expensive fees to the CA Public Utilities Commission which approved it charging each opt outer a $75 initial fee with a $120 per year fee to have the meter read for a total of $195 for not getting a smart meter the first year and $120 thereafter and $1275 for ten years."*

The Utility submitted a draft opt out policy at the direction of the President of the CPUC, and the CPUC amended the policy before adoption and adopted specific regulations and orders requiring the Utility to implement an opt-out program pursuant to its tariffs. The Proposal misleadingly suggests that the Utility is the sole architect of the fee structure and fee amounts, when in fact the CPUC has mandated these requirements pursuant to its regulatory and legal authority.

The sentence also is not clear with respect to the source of the $1275 charge, and shareholders might believe this is an additional charge, rather than a calculation of the cumulative charges over 10 years.

PG&E Corporation recommends that this paragraph be amended to merely provide as follows:

> *STATEMENT: "Whereas ~~PG&E submitted an opt out policy on smart meters with expensive fees to~~ the CA Public Utilities Commission has ordered an opt out policy that charges~~which approved it charging~~ each opt outer a $75 initial fee with a $120 per year fee to have the meter read for a total of $195 for not getting a smart meter the first year and $120 thereafter and a cumulative total of $1275 over~~for~~ ten years."*

III. CONCLUSION

As discussed above, we believe, and it is my opinion as an attorney registered with the California State Bar, that the Proposal is excludable from PG&E Corporation's 2014 Proxy Materials under Rule 14a-8(i)(1). PG&E Corporation also believes that the Proposal may be excluded from the 2014 Proxy Materials pursuant to SEC Rule 14a-8(i) (7).

In addition, we believe that portions of the Proposal's supporting statement are impermissibly false and misleading and may be amended or excluded from the 2014 Proxy Materials pursuant to SEC Rule 14a-8(i)(3). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal or portions of the Proposal from its 2014 Proxy Materials or amends the Proposal, as described above and in reliance on the aforementioned rules.

We would appreciate a response from the Staff by February 28, 2014, to provide PG&E Corporation with sufficient time to finalize and print its 2014 Proxy Materials.

Consistent with Staff Legal Bulletin No. 14F (dated October 18, 2011), I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent has provided the following e-mail address to us for communications: kaiserdom@redshift.com.

If you have any questions regarding this request or desire additional information, please contact me at (415) 973-3306.

Very truly yours,

Frances S. Chang

Attachments: Exhibit A

cc: Linda Y.H. Cheng, PG&E Corporation
Peter B. Kaiser (via e-mail at kaiserdom@redshift.com)

Exhibit A

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-----Original Message-----
From: kaiserdom@redshift.com [mailto:kaiserdom@redshift.com]
Sent: Tuesday, November 26, 2013 3:25 PM
To: Corporate Secretary
Cc: kaiserdom@redshift.com
Subject: RE: [Fwd: PG&E Smart Meter Shareholder Proposal for 2014 Annual Meeting]

Hi Janice,

Yes, please include the "statement" portion in my sh proposal.

Also, if you need an address in the proposal for the public you may use my P O BOX 462 , Seaside, CA 93955 for that. However, as I don't go there often, please continue to send me snail mail from PGE & SEC etc.
to my home address: *** FISMA & OMB Memorandum M-07-16 *** or my email.

I am glad you received the friendly SH proposal on time. I hope it is written this time in such a way as to avoid any difficulties which would prevent it from going to all the shareholders and hopefully pass with over 50%.

We are in the woods, cutting wood, hiking 2 hours today and burning brush tonight. I don't have internet or working phone at house. We go into town once in a while.

Blessed Thanksgiving,
Peter Kaiser

Exhibit A

> Mr. Kaiser,
>
> As we discussed on the phone this morning, you verbally confirmed that
> you intended for the paragraph below your signature line that starts
> as "Statement" to be included in your shareholder proposal. Can you
> please confirm by email that this was your intent?
>
> Also, please provide the alternate address (P. O. Box) that you
> indicated you would rather us use.
>
> Regards,
>
> Janice
>
> -----Original Message-----
> From: kaiserdom@redshift.com [mailto:kaiserdom@redshift.com]
> Sent: Monday, November 25, 2013 9:22 AM
> To: Corporate Secretary
> Cc: kaiserdom@redshift.com
> Subject: [Fwd: PG&E Smart Meter Shareholder Proposal for 2014 Annual
> Meeting]
>
> --------------------------- Original Message
> ---------------------------
> Subject: PG&E Smart Meter Shareholder Proposal for 2014 Annual Meeting
> From: kaiserdom@redshift.com
> Date: Mon, November 25, 2013 2:12 am
> To:
> --
> ----
>
> Linda Y. Cheng
> Vice President and Corp Secretary
> Pacific Gas and Electric Corp
> 77 Beale St 24 Floor Mail code B24W
> San Francisco, CA 94105
>
> Dear Ms. Cheng,
>
> I am the owner of 162 shares of PG&E common stock. I have
> continuously owned the shares for much more than one year and intend to hold them
> through the next annual meeting in 2014. Proof of ownership has been
> sent to you by my broker. For that meeting I offer the following
> proposal:
>
> Subject: Customer Friendly Smart Meter Opt Out/Opt In Proposal for
> CPUC
>
> Whereas, our PG&E company usually seeks to have reasonable, common
> sense policies which get strong support and voluntary reception from
> its customers;
>
> Whereas, it would be inappropriate and possibly illegal for PG&E to
> force its customers to accept and even pay for a product or service
> which they do not want to have;
>
>

> Whereas, customers should not be forced to buy a product such as smart
> meters which they believe violates their privacy rights and /or causes
> risks to their health and is not in their best interests;
>
> Whereas, over 55 cities and counties by Dec 2012 have taken formal
> action to oppose smart meters with 14 cities and counties adopting
> ordinances prohibiting smart meters or installation and/or infrastructure in their
> communities; some cities enacted moratoriums on the installation of
> smart meters within their city limits which were ignored by PG&E and
> its installing contractor Wellington Energy violating the local law
> when PG&E should want to be known as the follower of and supporter of
> the rule of law especially local law;
>
>
> Whereas, PG&E submitted an opt out policy on smart meters with
> expensive fees to the CA Public Utilities Commission which approved
> it charging each opt outer a $75 initial fee with a $120 per year fee
> to have the meter read for a total of $195 for not getting a smart
> meter for the first year and $120 per year there after and $1275 for ten years:
>
>
> Whereas, unnecessary lawsuits and poor public relations have resulted
> from this forcing of smart meters on customers who do not want them;
>
> Resolved: to avoid unnecessary future problems with pushing smart
> meters on customers, PG&E will instead make a proposal for submission
> and requesting approval to the CPUC for revising the current smart
> meter policy to allow no initial fees for opting out and no fees for
> reading opt out meters, with any fees already paid returned to the
> customer and will allow any customer to read their own meter free of
> charge and will install an analog meter to anyone who wants one free
> of charge and require any new smart meters installations only for
> those who voluntarily request them in writing.
>
> Sincerely,
> Peter B. Kaiser
>
> Statement: There are many unresolved problems and issues with smart
> meters including: overcharging, inaccuracy, reliability, fires &
> electrical problems, health problems, interference with electrical &
> medical devices, hacking and cyber-security including weaponized RF &
> electrical grid shut down, remote disconnection of power,
> vulnerability of nuclear facilities & vulnerability to electromagnetic
> pulses, increased burglary risk, increased metal & infrastructure
> corrosion, energy use by smart grid/smart meters, control of household
> electrical use and appliances, FCC violations, environmental impacts,
> burdensome and excessive costs, forceful tactics by CPUC & utilities,
> violation of state & federal laws, increasing utility monopolies,
> ignoring realities and open process. Source- Analysis: Smart Meter
> and Smart Grid Problems-Legislative Proposal Dec 2012,
> www.smartmeterharm.org
>
>
>
>
>
>
>
>
> PG&E is committed to protecting our customers' privacy.

Exhibit A

> To learn more, please visit
> http://www.pge.com/about/company/privacy/customer/
>